Metropolitan Life Insurance Company

1095 Avenue of the Americas

New York, NY 10036

212 578-2211

Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

November 12, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Life Insurance Company

Registration Statement on Form 10

Filed August 28, 2013

File Number: 000-55029

Dear Mr. Riedler:

This letter sets forth the responses of Metropolitan Life Insurance Company (the “Company”) to your letter dated October 29, 2013, regarding the Company’s Registration Statement on Form 10 filed August 28, 2013 (the “Form 10”), as amended by Amendment No. 1 to the Form 10 filed October 16, 2013 (“Amendment No. 1”). Amendment No. 2 to the Form 10 (“Amendment No. 2”) is being filed concurrently herewith. Enclosed with the copy of this letter that is being transmitted via overnight delivery are five copies of Amendment No. 2 in paper format, which have been marked to show changes from Amendment No. 1 filed October 16, 2013. In addition to addressing the comments raised in your letter, the Company has added an additional exhibit in Amendment No. 2.

Your comments are reproduced below in boldface, italic type and the Company’s response is set forth immediately below each comment.

Item 1. Business

Overview, page 6

1. We note your response to our prior comment 3. Please expand your disclosure to identify the customer from which you derived revenues of $2.5 billion, $2.4 billion and $2.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

Management Response:

In response to your comment, the Company has added disclosure on page 6 of Amendment No. 2.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

November 12, 2013

Company Ratings

Insurer Financial Strength Ratings, page 27

2. We note your disclosure in response to our prior comment 1. Please expand your disclosure in footnotes 1-4 on page 27 to state the number of rating categories in the rating scale and the position in that scale of each assigned rating (i.e. second out of sixteen, etc…). Also, please disclose Moody’s explanation for designating you a “negative outlook.”

Management Response:

In response to your comment, the Company has added disclosure on pages 27-28 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 100

3. Please refer to your response to comment 20. In the fourth bullet of our comment we had asked for additional disclosures to be included in the liquidity and capital resources section of MD&A related to the uncertainties associated with your continued use of captive insurance subsidiaries and the reasonably likely effects on your financial position and results of operations, if you discontinue this practice. In the Risk Factors section on page 35 and in the Overview section on page 19 you disclose that if you are unable to continue to use captive reinsurers in the future it could adversely impact your competitive position and results of operations. Please provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on the Company’s consolidated future operations and financial position. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Management Response:

The Company has not entered into any new reserve financing arrangements with any affiliate captive reinsurers since 2009. Since then, the Company has been able to maintain a risk based capital ratio in excess of 400% for all periods. As a result, management believes that the discontinued use of captive reinsurance on new reserve financing transactions will not have a material impact on the Company’s future consolidated results. For purposes of transparency, the Company proposes to include in future periodic reports, commencing with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the following disclosure, revised as appropriate for any particular period, within “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”:

Affiliated Captive Reinsurance Transactions. Metropolitan Life Insurance Company cedes specific policy classes, including ordinary life insurance, participating whole life insurance, long term disability insurance and group life insurance, to a wholly-owned captive reinsurer. The wholly-owned captive reinsurer currently only reinsures Metropolitan Life Insurance Company business and the results of the captive reinsurer are eliminated within our consolidated results of operations. In addition, Metropolitan Life Insurance Company reinsures specific policy classes, including term life insurance, universal life insurance and variable annuity benefits guarantees, to other affiliated reinsurers. The statutory reserves of such affiliated captive reinsurers are supported by a combination of investment assets and letters of credit issued by unaffiliated financial institutions. MetLife, Inc. has committed to maintain the surplus of one of these domestic affiliated captive reinsurers, as well as provided guarantees of the captive reinsurers’ repayment obligations on the letters of credit. MetLife, Inc. has also provided guarantees of reinsurers’ repayment obligations on derivative and certain reinsurance contracts entered into by the captives. We enter into reinsurance agreements with affiliated captive reinsurers for risk and capital management purposes, as well as to satisfy statutory reserve requirements related to universal life and term life insurance policies. We also cede variable annuity guaranteed minimum benefit risks to an affiliated captive reinsurer, which allows us to consolidate hedging and other risk management programs.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

November 12, 2013

Recently, the NAIC and the Department of Financial Services have been scrutinizing insurance companies’ use of affiliated captive reinsurers or off-shore entities. One of the recommendations of the Department of Financial Services is that state insurance commissioners consider an immediate national moratorium on new reserve financing transactions involving captive insurers, until their inquiries are complete. While such a moratorium would not impact our existing reinsurance treaties with captive reinsurers, a moratorium placed on the use of captives for new reserve financing transactions could impact our ability to write certain products or to hedge the associated risks effectively in the future. This may result in our need to increase prices, modify product features or limit the availability of those products to our customers. While this affects insurers across the industry, it could adversely impact our competitive position and our results of operation in the future. While we will evaluate product modifications, pricing structure and alternative means of hedging risks, we expect the discontinued use of captive reinsurance on new reserve financing transactions will not have a material impact on the Company’s future consolidated financial results.

Our variable annuity guaranteed minimum benefit risk is currently ceded to a Delaware reinsurance affiliate. MetLife, Inc. is planning to merge this reinsurance affiliate with three U.S.-based life insurance companies towards the end of 2014, subject to regulatory approvals, to create one larger U.S.–based and U.S. regulated life insurance company. This will further reduce the Company’s exposure to and use of captive reinsurers.

See “Risk Factors – Regulatory and Legal Risks – Our Insurance and Brokerage Businesses Are Highly Regulated, and Changes in Regulation and in Supervisory and Enforcement Policies May Reduce Our Profitability and Limit Our Growth” and Note 6 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2012 for further information.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

November 12, 2013

If we may be of assistance in answering any questions that may arise in connection with the Staff’s review of our Form 10 filing, please call Matthew Ricciardi at 212-578-2675, or me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RiedlerJ@SEC.GOV and to your colleagues copied below at their respective email addresses, in addition to filing it on EDGAR under the form type label CORRESP and sending via overnight delivery.

Sincerely,

/s/ Peter M. Carlson
Peter M. Carlson

cc:	Daniel Greenspan

Charles Kwon

Johnny Gharib

U.S. Securities and Exchange Commission

Matthew Ricciardi

MetLife